ROKWADER, INC.
                    23950 Craftsman Road, Calabasas, CA 91302
                   Telephone: (818)224-3675 Fax: (818)591-1612

                                  May 13, 2007

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington D.C.  20549

Attn:    Linda Cvrkel, Branch Chief
         Jeff Jaramillo
         John Stickel

         Re:      Rokwader, Inc. ("Registrant" or "Company")
                  Amendment No. 5 to Registration Statement on Form S-1 Filed on December 6, 2007.
                  File No.  333-147922

Gentlepersons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 5 relates (the "Amendment"), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Tuesday, May 13, 2008, or as soon thereafter as practicable, unless we request by telephone that said Amendment be declared effective at some other time.

The Company further acknowledges that:

o Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Very truly yours,

     Rokwader, Inc.

     By: /s/ Yale Farar
         -----------------------------------
         Yale Farar, President

     cc: W. Barnett, Esq.